HYDROART, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 11 MARCH 2022

HYDROART, INC.

Reviewed Consolidated Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the stockholders of HYDROART, INC.,

651 N Broad St, Suite 206, Middletown,

19709, New Castle DE,

I have reviewed the accompanying consolidated financial statements of HYDROART, INC., which comprise the consolidated Balance Sheet as of December 31, 2021, and December 31, 2020, and the related consolidated Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the consolidated financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

03/11/2022

HYDROART, INC.

CONSOLIDTED BALANCE SHEET
AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	23,556	70,983
Total current assets		23,556	70,983
Fixed & Intangible assets:			
Property, plant & equipment			
Computers		1,358	1,358
(Less accumulated depreciation)		(351)	(79)
Intangible assets		-	-
(Less accumulated amortization		-	-
Total Fixed & Intangible Assets		1,007	1,279
Non-current assets:			
Total non-current assets		-	-
Total Assets	$	**24,563**	**72,262**
Liabilities & Stockholders' Equity			
Current liabilities:			
Total current liabilities		-	-
Non-current Liabilities:			
SAFE convertible notes		113,080	72,250
Due to shareholders		81,634	81,634
Total non-current liabilities		194,714	153,884
Total liabilities	$	**194,714**	**153,884**
Stockholders' equity (deficit):			
Common stock, $0.01 par value, 5,000 shares authorized, 4,000 and nil shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		40	-
Additional Paid-in Capital - Common stock		-	-
Retained Earnings (accumulated deficit)		(81,622)	-
Net income (loss)		(88,569)	(81,622)
Total stockholders' equity (deficit):		**(170,151)**	**(81,622)**
Total Liabilities and stockholders' equity (deficit)	$	**24,563**	**72,262**

The accompanying notes are an integral part of these consolidated financial statements.

HYDROART, INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	2021	2020
Revenue:		
Sales	$ -	-
Total revenues		
Cost of goods sold	-	-
Gross Profit	-	-
Expenses:		
Salaries, benefits & payroll taxes	4,083	-
IT software & consumables	2,339	87
Insurance	915	-
Legal & Professional Services	4,110	-
Advertising, Marketing & Promotions	5,431	3,000
Research & Development	70,222	77,401
Depreciation	272	79
Office supplies & expenses	1,618	660
Bank Charges & Fees	80	69
Freight & Courier	325	-
Taxes	702	57
Miscellaneous expenses	231	269
Total Expenses	90,328	81,622
Income from operations (loss)	**(90,328)**	**(81,622)**
Other Income (Expenses):		
Other Income	1,759	-
Total Other Income (expenses)	**1,759**	**-**
Net income (loss) for the year	$ **(88,569)**	**(81,622)**

The accompanying notes are an integral part of these consolidated financial statements

HYDROART, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	Common stock (shares)	Common stock (par)	Additional paid-in Capital	Retained earnings (accumulated deficit)	Other comprehensive income	Total
Beginning Balance, December 31, 2019	-	-	-	-	-	-
Issuance of Common stock	-	-	-	-	-	-
Net income (loss)	-	-	-	(81,622)	-	(81,622)
Ending Balance, December 31, 2020	-	-	-	(81,622)	-	(81,622)
Issuance of Common stock	4,000	40	-	-	-	40
Net income (loss)	-	-	-	(88,569)	-	(88,569)
Ending Balance, December 31, 2021	**4,000**	**40**	-	(170,191)	-	(170,151)

The accompanying notes are an integral part of these consolidated financial statements

6

HYDROART, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(88,569)	(81,622)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		272	79
Changes in:			
Net cash provided (used) by operating activities		**(88,297)**	**(81,543)**
Cash flow From Investing Activities:			
Computer purchases		-	(1,358)
Net cash provided (used) by investing activities		**-**	**(1,358)**
Cash flow from Financing Activities			
Issuance of SAFE convertible notes		40,830	72,250
Proceeds from issuance of Common Stock		40	-
Due to Shareholders		-	81,634
Net cash provided (used) by financing activities		**40,870**	**153,884**
Increase (decrease) in Cash		(47,427)	70,983
Cash, beginning of year		70,983	-
Cash, end of year	$	**23,556**	**70,983**

The accompanying notes are an integral part of these consolidated financial statements

HYDROART, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

HYDROART, INC. ('the Company', 'the Parent'), is a corporation formed pursuant to the Delaware General Corporation law on September 16, 2021. The Company operates in the agricultural technology industry and develops smart in-house compact vertical farming systems initially hosted in Abu Dhabi, United Arab Emirates (UAE).

The Company wholly owns 'BYALINEPATE LIMITED' ('the Subsidiary); a United Arab Emirates (UAE) limited liability company (LLC) formed on September 14, 2020, in the UAE's 'Masdar City Free Zone'. The Company acquired this subsidiary by purchasing all 50 shares from the sole shareholder for a total purchase price of United Arab Emirates Dirhams (AED) 1 (USD 0.3) on November 2, 2021. As of the date of the report, the Company's operations are conducted in the UAE through this subsidiary.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of HYDROART, INC. and its wholly owned subsidiary, BYALINEPATE LIMITED. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Functional and presentation currency

While the Parent's functional and presentation currency is the United States Dollar ("USD"), the Consolidated financial statements include the financials of the UAE subsidiary whose

HYDROART, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

operations are concentrated in the UAE. The functional currency of the subsidiary located in the UAE is the United Arab Emirates Dirhams ("AED"). All financial information presented in AED has been converted to USD. The results and financial position of the subsidiary are translated into presentation currency using the following procedures:

- assets and liabilities for each balance sheet statement presented are translated at the closing rate at the date of that balance sheet statement;

- income and expenses for each income statement presented are translated at exchange rates at the dates of the transactions; and

- all resulting exchange differences are recognized in other comprehensive income.

The consolidated financial statements of the Company have been converted to USD at the prevailing exchange rates at end of December 31, 2021, and December 31, 2020, as follows:

1 AED	
Closing exchange rate at:	
December 31, 2021	0.2722 USD
December 31, 2020	0.2722 USD

Summary of significant accounting policies:

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses with accumulated losses totaling $170,191 and $81,622 as of December 31, 2021, and December 31, 2020, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the consolidated financial statements were made available). The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through grants, debt, and equity to finance its operations.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and the United Arab Emirates. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

HYDROART, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2021, and December 31, 2020.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 5 years.

As of December 31, 2021, and December 2020, PPE consisted solely of a computer with a book value of $1,007 and $1,279, respectively.

SAFE (Single Agreement for Future Equity) Convertible notes

On November 15, 2020, November 24, 2020, December 11, 2020, and October 14, 2021, the Company issued Simple Agreement for Future Equity ("SAFE") notes for a total of USD 113,050 at a discount rate of 80%. SAFE agreements have no maturity date and bear no interest. SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

The Equity to shares' conversion price is calculated upon an equity financing either by reference to an eighty percent (80%) discount rate applied on the price of each conversion share or by reference to the Company's Valuation Cap fixed at two million three hundred eighty thousand US dollars (USD 2,380,000), with five percent (5%) equity in the company, whichever has the highest value.

On the date of, and immediately prior to, an Equity Financing, the Notes will automatically convert into Conversion Shares by applying the amount of the Notes to a subscription for Conversion Shares at the Conversion Price.

If there are insufficient funds to repay the Notes in full, the Company's available funds will be distributed amongst the Participating Investors in proportion to the amount of their respective investments in the Company. If any part of a Note remains unpaid following that distribution, the remaining Notes will automatically convert into Conversion Shares by applying that amount to subscribe for Conversion Shares at the relevant Conversion Price.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility, and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

The Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable,

HYDROART, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. As of December 31, 2021, and December 31, 2020, the Company made no sales of its products since it was still in the research and development stage.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company's UAE subsidiary is not subject to corporate tax or the import tariff since it is formed in the Masdar City free zone. However, the Company is subject to the Value Added Tax (VAT) in the UAE.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is five thousand (5,000) shares at a par value of $0.01 per share.

HYDROART, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Common Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 4,000 and nil, respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through February 1, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.